SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                           For the month of May, 2005

                        Commission File Number: 000-21742

                               Stolt Offshore S.A.
                 -----------------------------------------------
                 (Translation of registrant's name into English)



                          c/o Stolt Offshore M.S. Ltd.
                                  Dolphin House
                                  Windmill Road
                                Sunbury-on-Thames
                          Middlesex, TW16 7HT, England
                          ----------------------------
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F X              Form 40-F
                           ---                       ---

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                       No  X
                      ---                      ---

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

          In accordance with General Instruction B, item (iii), attached herewith is the following material regarding the Annual General Meeting for Stolt Offshore S.A., a Luxembourg company (the "Company"), to be held on May 27, 2005:

          1. Depositary's Notice (of Deutsche Bank Trust Company Americas) re Proxy Card amendment for American Depositary Shares (ADSs)

          The above material was mailed on May 3, 2005 by Deutsche Bank Trust Company Americas to all holders of American Depositary Shares (ADSs) (each of which represents one Common Share of the Company) of record as of March 29, 2005.

          Certain statements contained in the above materials furnished pursuant to this Form 6-K may include "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. The forward-looking statements reflect the Company's current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in the Company's public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from the Company's forward-looking statements: the general economic conditions and competition in the markets and businesses in which the Company operates; the Company's relationship with significant customers; the outcome of legal proceedings or governmental inquiries; uncertainties inherent in operating internationally; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond the Company's ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

                                    SIGNATURE


          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         STOLT OFFSHORE S.A.


Date:  May 12, 2005                      By:   /s/ Stuart Jackson
                                             -----------------------------------
                                             Name: Stuart Jackson
                                             Title: Chief Financial Officer

Deutsche Bank Trust Company Americas
Trust & Securities Services
Global Equity Services


DEPOSITARY RECEIPTS                                                  May 3, 2005


Depositary's Notice of Annual General Meeting of Shareholders of Stolt Offshore PROXY CARD AMENDMENT:

Issue:                  STOLT Offshore / Cusip 861567105

Country:                Norway

Meeting Details:        Annual General Meeting of Shareholders - May 27, 2005 at
                        3:00 p.m. local time at the offices of Services Generaux de Gestion S.A., 23, avenue Monterey, L-2086 Luxembourg.

Meeting Agenda:         The Company's Notice of Meeting, including the Agenda,
                        has already been mailed

Voting Deadline:        On or before May 20, 2005 at 3:00 PM (New York City
                        time)

ADR Record Date:        March 29, 2005

Ordinary: ADR ratio     1 Ordinary Share: 1 ADR


Please be advised that the proxy card relating to the number of voting items for the Stolt Offshore Annual General Meeting of Shareholders has included in error an additional item that is not relevant to this meeting. Accordingly, this notice is to advise that item number 5 (Extend Validity of Authorized Capital / Suppression of Shareholders Pre-emptive Rights) on the proxy card is now no longer a voting item. Any votes received for this item will be ignored.

This change only has an impact on the voting card. All other materials, including the meeting agenda remain unchanged.




For further information, please contact:

Heidy Kashef, Associate
Deutsche Bank - Depositary Receipts
212 250-1605 : 212 797-0327